Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

PENDRELL CORPORATION

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendments to the corporation’s Articles of Incorporation.

1. The name of the corporation is Pendrell Corporation.

2. Effective upon filing of these Articles of Amendment with the Secretary of State of the State of Washington, a new Article 15 is added to the Articles of Incorporation of the corporation as follows:

“ARTICLE 15 – CLAIMS AGAINST THE COMPANY

Unless the corporation consents in writing to the selection of an alternative forum, the courts of the State of Washington located in King County, Washington shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Washington Business Corporation Act, these Articles of Incorporation, or the corporation’s Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants in any such action or proceeding.”

3. The date of adoption of such amendment by the shareholders of the corporation was June 17, 2015.

4. The amendment was duly approved by the shareholders of the corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040.

These Articles of Amendment are executed by said corporation by its duly authorized officer.

Dated: June 17, 2015

PENDRELL CORPORATION

By:	/s/ Timothy M. Dozois
Timothy M. Dozois, Corporate Counsel and Corporate Secretary